

Mark Lomanno · 3rd

Kalibri Labs

Washington, District of Columbia, United States ·
500+ connections · **Contact info**

 **Kalibri Labs**

 **Temple University**

Experience



Partner and Senior Advsor
Kalibri Labs
Dec 2013 – Present · 6 yrs 11 mos
Washington D.C. Metro Area

Partner and Senior Advisor



Executive Board Member
newBrandAnalytics
Nov 2011 – 2015 · 4 yrs

Active Board member

President
Smith Travel Research
1999 – Oct 2011 · 12 yrs

Education





Temple University
MBA, Logistics
1976 – 1978

Skills & Endorsements

Hospitality Industry · 90

 Endorsed by **4 of Mark's colleagues at NewBrand (acqu**

Hospitality · 66

 Endorsed by **4 of Mark's colleagues at NewBrand (acqu**

Forecasting · 41

 Endorsed by **Lloyd Biddle and 1 other who is highly skilled at this**

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